                                 United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                For registration of certain classes of securities
                     pursuant to section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                           COMPETITIVE COMPANIES, INC.
               (Exact name of registrant as specified in charter)

             NEVADA                                           65-1146821
(State of or other jurisdiction of                     (IRS Employer I.D. No.)
  incorporation or organization)

                           3751 Merced Drive, Suite A
                               Riverside, CA 92503
                    (Address of Principal Executive Offices)

                                 (909) 687-6100
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered pursuant to Section 12(b) of the Act: None If this form relates to the registration of a class of securities pursuant to Section
12(b) of the Exchange Act and is effective pursuant to General Instruction
A.(c), check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General
Instruction A.(d), check the following box. [X ]

Securities Act registration statement file number to which this form relates:
Commission File Number: 333-76630

Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
                                (Title of class)
                                 Preferred Stock
                                (Title of class)
________________________________________________________________________________

                 Information required in registration statement

Item 1. Description of Registrant's Securities to be Registered.

The following description as a summary of the material terms of the provisions of our articles of incorporation and bylaws, is qualified in its entirety. The articles of incorporation and bylaws have been filed as exhibits to the registration statement of which this prospectus is a part.

                  Authorized Capital Stock            Shares Of Capital Stock
                                                            Outstanding

Common                  70,000,000                          5,912,061

Preferred               10,000,000                          4,000,000 - Class A
                                                            1,495,436 - Class B
                                                            1,000,000 - Class C

Common stock

We are authorized to issue 70,000,000 shares of no par common stock. There are
5,912,061 of common stock held of record by 125 stockholders.

All shares of common stock outstanding are, and the common stock to be outstanding upon completion of this offering will be, validly issued, fully paid and non-assessable.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the shareholders of our common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of the such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available. We have not paid any dividends since our inception, and we presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our Board of
Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Holders of our common stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities.
There are not any provisions in our Articles of Incorporation or our by-laws that would prevent or delay change in our control.

Preferred stock

We are authorized to issue 10,000,000 shares of preferred stock

Class A preferred stock

4,000,000 shares of Class A convertible preferred stock were issued by us to various founding stockholders and management in December 1999. These 4,000,000 shares are convertible into 20,000,000 shares of common stock. Conversion may occur at any time, in whole or in part up to the number of shares set forth below with the achievement of the following events for a period commencing on the date such event was achieved and ending on December 31, 2010.

The conversion events are as follows:
______________________________________________________________________________

Event                                                   Number of shares of common
                                                        stock issued upon
                                                        conversion

Achieving 100% increase in the combined number of       10,000,000
owned apartment complex passings plus non-apartment
complex customers

Achieving 10,000 customers in the combined number of     5,000,000
owned apartment complex passings and non-apartment
complex customers

Achieving 20,000 customers in the combined number of     5,000,000
owned apartment complex passings and non-apartment
complex customers
______________________________________________________________________________

        o An apartment complex passing is an individual apartment under direct contract with it for telephone, television or Internet service.

        o A non-apartment complex customer is a non-apartment residential or business customer that is counted once for each major service to which they subscribe.

Conversion events are based on customer base existing as of December 9, 1999.

Class B convertible preferred shares

We have issued 1,495,436 shares of Class B convertible preferred stock entitling persons owning the Class B shares the following:

The stock shall convert into such number or fraction thereof shares of common stock based upon the following:

1- the fraction: [average of opening bid and ask price on the over the counter bulletin board/$3.00]
                                   divided by
the fraction: [average of opening bid and ask price on the over the counter bulletin board/$3.00]

For example, assume average opening bid/ask of $2.00. 1 - 2/3 = 1/3. 1/3 divided by 2/3 = .5 additional share of common stock issued upon conversion.

If the average opening bid/ask price is more than $3.00 per share, no shares of common stock shall be issued and the rights of the preferred stockholders will terminate. Further, under no circumstances will the shares convert into more than 2,990,872 shares of common stock.

Depending upon the average opening bid/ask price, there will be from zero to
2,990,872 shares of common stock issued un conversion of the Class B convertible preferred shares.

Class C convertible preferred shares

We have issued 1,000,000 shares of Class C convertible preferred stock entitling persons owning the Class C shares the following:

The stock shall convert into such number or fraction of shares of common stock based upon the following:

        If the average of the closing bid price for the common stock for first five business day period immediately following the closing of the reorganization agreement during which the common stock is qualified for quotation on the over the counter bulletin board is less than
        $3.00 per share, the number of shares of common stock to be issued upon conversion of the Class C preferred stock shall be the product obtained by multiplying the following conversion ratio by the
        1,000,000 shares of Class C preferred stock held by Huntington
        Partners. The conversion ratio shall be one minus the adjusted price divided by the adjusted price. The adjusted price shall be determined by dividing the closing bid price for the common stock for first five business day period immediately following the closing of the reorganization agreement during which the common stock is qualified for quotation on the over the counter bulletin board by $3.00. For purposes of determining the closing bid price for the common stock for first five business day period immediately following the closing of the reorganization agreement during which the common stock is qualified for quotation on the over the counter bulletin board, purchases of our common stock by us or our affiliates or persons controlled by us or our affiliates shall be disregarded. In addition, if trades have not been executed on at least three of those five days,

        the adjustment period shall be extended until our common stock shall have been traded on at least three days, and the average closing bid price for those three trading days shall be the price used in the formula.

For example, assume average of first 5 days closing bid of $2.00, and no other adjustments under the formula. The conversion would occur as follows:

        o 1 - 2/3 = 1/3.

        o 1/3 divided by 2/3 = .5.

        o .5 x 1,000,000 = 500,000.

Accordingly, 500,000 shares of common stock would be issued to Huntington
Partners upon conversion of the Class C preferred stock.

If the average of first 5 days closing bid is more than $3.00 per share, no shares of common stock shall be issued and the rights of the preferred stockholders will terminate. Further, under no circumstances will the shares convert into more than 2,000,000 shares of common stock.

Depending upon the average opening bid/ask price, there will be from zero to
2,000,000 shares of common stock issued upon conversion of the Class B convertible preferred shares.

Conversion of both Class B and Class C preferred stock

The following table sets forth information concerning number of shares issued upon conversion and total number of shares outstanding after conversion for the
Class B and Class C preferred stock combined, with no conversion of Class A preferred stock:

                                                                                   Total number of shares of
                                                                                   common stock outstanding
                             Additional                 Additional                 assuming no conversion
Average Opening              Number of common           Number of common           of Class A preferred and
Bid/Ask Price per time       stock issued upon          stock issued upon          conversion of both
period of conversion         conversion of Class B      conversion of Class C      Class B and Class C
formula                      preferred stock            preferred stock            preferred stock

$3.00 or more                           0                          0                  5,912,061

$2.50                             299,087                    200,000                  6,411,148

$2.00                             747,718                    500,000                  7,159,779

$1.50                           1,495,436                  1,000,000                  8,407,497

$1.00 or less                   2,990,872                  2,000,000                 10,902,933

Other matters related to preferred stock

If we at any time after the date of the reorganization we effect a subdivision of our outstanding common stock or preferred stock, the conversion ratios as determined above will be proportionately adjusted. Holders of the all classes of preferred shares are not entitled to preferential dividend rights, redemption or voting rights.

We presently have no plans to issue any additional shares of preferred stock.
However, preferred stock may be issued with preferences and designations as the board of directors may from time to time determine. The board may, without stockholders approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of our common stockholders and may assist management in impeding and unfriendly takeover or attempted changes in control.

There are no restrictions on our ability to repurchase or reclaim our preferred shares while there is any arrearage in the payment of dividends on our preferred stock.

Options

We have 5,040,000 outstanding non-statutory options to the following:

          Name             Number of Option     Exercise Price    Number Currently Exercisable

 Officers, Directors & Affiliates:

     Larry Halstead            1,000,000            $0.001              600,000
     Jerald Woods                500,000            $1.00                     0
     Judy Kline (1)            2,625,000            $0.001            1,575,000

     Sub-Total                 4,125,000                              2,175,000

Others:

     Employees                   445,000            $0.001              347,000
     Employees                   300,000            $0.85                     0
     Employees                    70,000            $1.00                     0
     James Gibson                 50,000            $1.00                     0
     James Healey                 50,000            $1.00                     0

     Sub-Total                   915,000                                347,000

     Total                     5,040,000                              2,522,000

    (1) Judy Kline is an employee of Competitive Companies and mother Mr.
    David Kline II, Competitive Companies' Chairman, C.E.O., President,
    C.O.O. & Director. As Mr. Kline is over 21 years of age and does not live with his mother, he disclaims beneficial ownership of the shares underlying Ms. Kline's options.

The general terms to exercise the options for all except James Healey, James
Gibson and Jerald Woods are the same. Exercise dates and amounts which can be exercised vary. No options may be exercised until two years after initial grant of the individual option. Options are normally exercisable over a five-year period as follows: at the end of:

        o First year - 0%,
        o Second year - 40%
        o Third through fifth year - 20% each year.

Mr. Healey and Mr. Gibson are independent agents for the sale of our products.
The options granted them and Mr. Woods require certain levels of performance from them in order for them to exercise each level.

Item 2. Exhibits.

Item 3.

        1 Articles of Incorporation of Competitive Companies, Inc.
        2 By-laws of Competitive Companies, Inc.

Item 4

        1 Form of common stock Certificate of Competitive Companies, Inc. (1)

(1) Information pertaining to our common stock is contained in our Articles of
Incorporation and By-Laws.

Exhibits incorporated by reference from Form SB-2 filed January 11, 2002.

                                    Signature

Pursuant to the  requirements  of Section 12 of the  Securities  Exchange Act of
1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

       Competitive Companies, Inc.
Date:  March 31, 2004
       By:  /s/David Kline II, CEO
       David Kline II, CEO